

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

May 29, 2007

<u>Via U.S. Mail and Facsimile</u>

Mr. John J. Lipinski
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479

> **Re: CVR Energy, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed May 2, 2007**
> **File No. 333-137588**

Dear Mr. Lipinski:

We have reviewed your response letter and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A-6 filed May 2, 2007

General

1.   You continue to omit a substantial amount of information, which you are not
        entitled to omit under Rule 430A of the Securities Act. To the extent not
        addressed, please comply with comments 2, 3, 4, and 5 of our comment letter
        dated October 26, 2006. Once you provide the omitted information, we will need
        sufficient time to review it.

Nitrogen Fertilizer Limited Partnership, page 5

2.   Please define in context the term "economic interests."

Organizational Structure, page 9

3.   We note the reference "A nominal limited partnership interest will be owned by a
        subsidiary of ours." It is not clear whether the nominal interest has been reflected
        in the chart. We note that the asterisk associated with the nominal interest has
        been placed in the box that represents the Partnership. Please revise, if necessary,
        or explain.

Risks Factors, page 26

We have a limited operating history as a stand-alone company, page 27

4.   We note that you have expanded the text of the risk factor to discuss the transfer
        of the nitrogen fertilizer business to a limited partnership. The transfer materially
        changes the way you do business and may impact the revenues you may generate
        from the nitrogen fertilizer business. Accordingly, discussing the transfer in
        conjunction with other aspects of your operations appears inappropriate. Discuss
        the transfer in a separate risk factor and under an appropriate subheading.

Both the petroleum and nitrogen, page 28

The petroleum and nitrogen fertilizer businesses may not be able to successfully
implement, page 29

5.   Please revise to remove the mitigating statement, "Many of these capital projects
        were designed during period of strong profitability for refiners which may not
        continue at the time these projects are undertaken" and the mitigating clause
        "[w]e cannot assure."

<u>Our significant indebtedness may affect our ability to operate our business…, page 30</u>

6.   Please expand to discuss the impact of the partnership's public or private offering on your credit facility. In this regard, we refer you to the disclosure under "Nitrogen Fertilizer Limited Partnership" on page 112.

<u>Following the completion of this offering, the Goldman Sachs Funds and Kelso Funds will continue to control us…, page 34</u>

7.   Explain why the managing general partner may be incentivized to increase long-term capital expenditures, as opposed to other types of expenditures.

<u>We will not control or serve as the managing general partner of the Partnership, page 36</u>

8.   Revise the subheading to briefly describe the resultant risk.

<u>Use of the limited partnership structure involves tax risks, page 42</u>

9.   Please disclose whether you operate in any of the states that have adopted provisions or whose legislatures are considering provisions that subject partnerships to entity-level taxation.

<u>Control of Fertilizer GP may be transferred to a third party without our consent…, page 43</u>

10.   Revise the subheading to briefly describe the resultant risk.

<u>The Partnership may never seek to or be able to consummate an initial public…, page 43</u>

11.   Likewise, revise the subheading to describe the resultant risk.

12.   Revise to remove the mitigating clause "[t]here can be no assurance."

<u>Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 52</u>

13.   Please update your pro forma statement of operations to present the most recent fiscal year and the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required as contemplated by Rule 11-02(c)(2)(i) of Regulation S-X.

14.   We note your footnote (c) to "reverse the $23.4 million loss on extinguishment of debt in connection with the refinancing of [y]our senior secured credit facility on December 28, 2006." Please tell us why you believe this adjustment is directly attributable to the transaction, expected to have a continuing impact on the registrant, and factually supportable under Rule 11-02(b)(6) of Regulation S-X.

Unaudited Pro Forma Consolidated Balance Sheet, page 54

15.   Please update your pro forma balance sheet to present the most recent period for
        which a consolidated balance sheet of the registrant is required by Rule 3-01 of
        Regulation S-X as contemplated by Rule 11-02(c)(1) of Regulation S-X.

The Nitrogen Fertilizer Limited Partnership, page 61

16.   The disclosure in this section is essentially replicated later under "Transactions
        between CVR and the Partnership. Combine these two sections so as to eliminate
        redundancy. Revise the combined section for clarity as the arrangements and
        potential transactions you seek to describe are extremely complex. Among other
        things, your disclosure should clearly set forth:
        •   how you will determine the fair market value of the assets and operations
            between transferred to the partnership. In that regard, we note the
            discussion regarding the market valuations of recent MLPs. As part of
            your discussion, address how the terms of the sale of the fertilizer business
            to the partnership compares to those valuations;
        •   the form of consideration to be received by CVR and how you determined
            the fair market value of that consideration. The financial impact to CVR if
            there is a public offering of the partnership or if the Senior GP Units are
            sold; and
        •   the financial impact to the owners of the managing general partner if there
            is a public offering of the partnership.

17.   Most of the material terms of the partnership units have been left blank. Those
        terms will have to be completed prior to effectiveness and we will need sufficient
        time to consider that information prior to effectiveness.

Description of Units, page 61

18.   We note the narrative description of how the special GP units will be converted
        into common GP units and subordinated GP units. To facilitate the reader's
        understanding, provide tabular disclosure illustrating the conversion.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 71

Nitrogen Fertilizer Limited Partnership, page 76

19.   We note your statement that "Using criteria in FIN No. 46R, management has
        determined that we are the primary beneficiary of the Partnership, although 100%
        of the managing general partner interest will be owned by our affiliates outside
        our reporting structure." Please provide your FIN 46R primary beneficiary and

VIE analysis to support your intent to consolidate the Partnership for financial reporting purposes.

Employees, page 158

20.   Please file as an exhibit the collective bargaining agreements entered into with the Metal Trades Union and the United Steelworkers of America.

Executive Compensation, page 164

21.   Please clarify at the beginning of this section who makes the final decisions in setting the compensation of your executive officers. In this regard, we note your statement that the compensation committee "reviews and makes recommendations to the board of directors regarding [y]our overall compensation strategy and policies," and that, for example, the executive officers' employment agreements provide for the annual cash performance bonus to be determined "in the discretion of the board of directors of Successor." Please clarify whether the compensation committee or the entire board or some other person or entity makes the final determination as to the compensation of the company's executive officers.

22.   We note that Mr. John J. Lipinski, CVR's chief executive officer and chairman, has been a member of Successor's compensation committee, and will be a member of CVR's compensation committee. These roles suggest that Mr. Lipinsky has exercised and will exercise great influence in setting the amounts and forms of compensation of the named executive officers.   Please revise your disclosure to discuss the extent of Mr. Lipinsky's influence on the board with respect to compensation determinations. In this regard, we note your statement that Mr. Lipinsky "actively provides guidance and recommendations to the committee." It appears that Mr. Lipinsky not only makes recommendations to the compensation committee but, as a member of the compensation committee, also makes recommendations to the entire board, which then sets the amount and form of compensation for your executive officers and key employees. Please revise your disclosure accordingly.

In addition, please discuss how Mr. Lipinsky's role as chairman and member of the compensation committee has impacted the board's determination to change or reject decisions by the compensation committee. Further, given Mr. Lipinsky's involvement in the board's compensation determinations, discuss whether conflicts of interest have arisen and discuss the mechanism that have been implemented to address the conflict.

23.   We note that the compensation committee considers, in making compensation determinations, compensations awarded by other publicly and privately held companies, which are similar to you in size and operations. Please discuss the weight that the committee gives to this type of information in determining the

executive officers' compensation packages. In this regard, explain the phrase that your review creates a "baseline of the salaries paid…" For example, describe in specific terms how you use the data from your review.

24. Disclose which companies that you have identified as being similar to you in size and operations and whose compensation was used as a benchmark in making the compensation determinations. See Item 402(b)(xiv) of Regulation S-K. Clarify whether these benchmarks were used only for base salary or for other elements of compensation.

25. Explain how the board weighs individual performance versus peer group practices in determining whether to make adjustments to individual base salaries. Also, explain the phrase "peer group practices" to discuss whether you are referring to groups within your company or groups in other companies in your industry. If the latter, identify those groups.

26. Ensure that your discussion addresses the material difference in compensation policies with respect to individual officers. For example, we note differences in the officers' salaries, bonuses, and stock awards. Mr. John J. Lipinski's entire compensation package is significantly higher than the package of other identified officers. Please explain the elements of the officers' performances and functions taken into account in awarding different compensation packages to the officers.

27. We note that phantom units were awarded to certain named officers in December of 2006 pursuant to the Phantom Unit Plan. It appears that the awarded units should have been included in a Grants of Plan-Based Awards table, as required by Item 402(d) of Regulation S-K. Please comply with Item 402(d) or explain why you are not required to provide the tabular disclosure as required by the item.

28. We note a number of terms throughout this section that may have a meaning that may be internally recognized by your company but that may not be understood by the ordinary investor. These terms include "override unit" on page 165 and "phantom points" and "profit interests" in the footnotes to the Summary Compensation table. Please define these terms in the glossary section starting on page 246 and provide readers a cross reference to this glossary as needed. In addition, please briefly define in context these and other terms, as necessary. Finally, be sure that you consistently capitalize defined terms, such as "Phantom Points" (as defined on page 178), so that readers will be alerted to the fact that these terms have been assigned specific meanings by you.

Annual Bonus, page 166

29. Briefly describe the industry practice being used as a basis for determining salary to bonus ratios. Also discuss why you have adopted such industry practice, as opposed to other standards.

30.   Please explain the terms "bonus potential" and "bonus risk," as used in this context.

31.   We refer you to Item 402(b)(v) of Regulation S-K. Please disclose the performance target levels for each named executive officer that must be met to award bonuses. Explain in greater detail how you assess, including the factors considered in assessing, the executive officer's performance that is separate from the actual financial performance of the company.   Also identify "individualized performance goals" and "company performance goals," as well as "specific objectives," that must be achieved to award bonuses to each individual. If you believe you are not required to provide disclosure with respect to any specific performance target levels or operational goals and objective, please tell us the basis for such belief. In that regard, we refer you to Instruction 4 to Item 402(b).

Equity, page 167

32.   Please file as an exhibit the Coffeyville Acquisition LLC Limited Liability Company Agreement.

33.   We note your disclosure that the compensation committee approved the issuance of phantom units to certain named executive officers and override units to Mr. Lipinski upon the filing of the registration statement. Please name the "certain named executive officers" who were issued phantom units. In addition, while we note your prior statement on page 165 that the chief executive officer does not participate in the determination of his own compensation, please expand the disclosure in this subsection to specifically state whether Mr. Lipinski participated in the determination regarding the issuance of the phantom units, override units and other equity compensation to himself.

34.   We note that you attribute to Mr. Lipinsky certain achievements that have resulted in increasing the value and the growth of your business. In light of the nearly $12 million total compensation package for Mr. Lipinski, please significantly expand this section to explain how Mr. Lipinski contributed to each achievement in bullet point, or cross-reference to a section of the filing where an explanation of Mr. Lipinsky's contributions can be found.

Nitrogen Fertilizer Limited Partnership, page 170

35.   We note that a number of your officers will perform services for the partnership. We further note that you will pay "all of their compensation and benefits…, including compensation related to services for the Partnership." Estimate, for each named executive officer, the percentage of their compensation that will represent the services provided to the partnership.

Transactions with Senior Management, page 189

15.   Please state whether or not decisions concerning Mr. Lipinsky's compensation
       have been approved by the compensation committee without his participation. In
       that regard, we note that Mr. Lipinsky is the member of the compensation
       committee.

Transaction Between CVR Energy and the Partnership, page 194

36.   Disclose why a nominal limited partnership interest has been created pursuant to
       the partnership agreement.

Cash Distribution by the Partnership, page 197

37.   Please disclose when the partnership anticipates making its first distribution at the
       initial rate.

38.   Include a detailed tabular presentation, based upon the historical information you
       have available, of your estimated cash available to pay distributions over each of
       the ensuing quarters during which you expect to pay.

39.   Clarify your disclosure to explain the relevance of the operating surplus.

Financial Statements

40.   Please update your financial statements. Refer to Rule 3-12 of Regulation S-X.

41.   Please update your consents. Refer to number 23 of the Exhibit Table in Item 601
       of Regulation S-K.

(1) Organization and Nature of Business and the Acquisitions, page F-9

42.   We note your disclosure here and like disclosure throughout the filing that "CVR
       intends to sell the managing GP interest to an entity owned by its controlling
       stockholders and senior management at fair market value prior to consummation
       of this offering." Please expand your disclosure, where applicable, to explain
       how fair market value will be determined for the sale of the managing GP interest.

43.   We further note your disclosure that in "conjunction with CVR's ownership of the
       special GP interest, it will initially own all of the economic interests in the
       Partnership." Please expand your disclosure, where applicable, to explain what
       you mean by economic interests.

(5) Members Equity, page F-20

44.   We note that you issued shares to an executive management member on December 28, 2006 that "contain put rights held by the executive and call rights held by Successor's subsidiaries exercisable at fair market value in the event the executive becomes inactive." Please expand your disclosure to explain how you account for the put and call rights attached to the shares issued.

(9) Deferred Financing Costs, page F-28

45.   We note that you amended and restated your credit agreement with a consortium of banks in December 2006and that you believe this amendment is within the scope of EITF's 96-19 and 98-14. Please expand your disclosure to explain why you believe you meet the criteria outlined by this referenced guidance.

* * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken at (202) 551-3721 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Davis
       J. Goeken
       C. Moncada-Terry

       <u>VIA FACSIMILE</u>
       Stuart H. Gelfold
       Fried, Frank, Harris, Shriver & Jacobson LLP
       212-859-8589